GENESIS CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

| | | |
|---|---|---|
| **Current assets** | | |
| Cash | $ | 6,669,707 |
| Accounts receivable, net of allowance for doubtful accounts of $0 | | 38,575 |
| Prepaid expenses | | 88,660 |
| Total current assets | | 6,796,942 |
| **Property and equipment, at cost** | | |
| Computers | | 118,131 |
| Furniture and fixtures | | 80,119 |
| Leasehold improvements | | 28,210 |
| | | 226,460 |
| Accumulated depreciation | | (214,370) |
| | | 12,090 |
| **Other assets** | | |
| Right of use asset | | 256,363 |
| Due from related party | | 101,000 |
| Deposits | | 8,676 |
| Total other assets | | 366,039 |
| Total assets | $ | 7,175,071 |

LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| **Current liabilities** | | |
| Accounts payable and accrued expenses | $ | 34,219 |
| Current portion of PPP loan | | 195,384 |
| Current portion of lease liability | | 180,825 |
| Discretionary bonuses and profit sharing | | 5,694,715 |
| Total current liabilities | | 6,105,143 |
| **Long-term liabilities** | | |
| PPP loan, net of current portion | | 97,692 |
| Lease liability, net of current portion | | 96,236 |
| Total long-term liabilities | | 193,928 |
| Total current and long-term liabilities | | 6,299,071 |
| **Member's equity** | | 876,000 |
| Total liabilities and member's equity | $ | 7,175,071 |

See accompanying notes to the financial statements